                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )(1)


Vlasic Foods International Inc.
                                (Name of issuer)

Common Stock, no par value
                         (Title of class of securities)

                                   928559 10 3
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                  Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision               Morris & McVeigh LLP
1285 Avenue of the Americas                             767 Third Avenue
New York, NY 10019                                      New York, NY 10017
(212)373-3000                                           (212)418-0540


                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 30, 1998
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

--------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.928559 10 3               13D                 Page  2  of  18  Pages
         -----------                                        ---    ---


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                     ###-##-####
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             4,907
BENEFICIALLY              -----------------------------------------------------
OWNED BY                  8.       SHARED VOTING POWER
EACH                               6,087,090
REPORTING                 -----------------------------------------------------
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   2,955,197
                          -----------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          6,091,997
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.928559 10 3             13D                  Page  3 of  18     Pages
         -----------                                       ---    ---

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                       ###-##-####
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b) / /
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             3,678
BENEFICIALLY              -----------------------------------------------------
OWNED BY                  8.       SHARED VOTING POWER
EACH                               26,556
REPORTING                 -----------------------------------------------------
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   675,678
                          -----------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
                                   1,400,556
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,076,234
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.6%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.928559 10 3                 13D                Page  4 of  18   Pages
         -----------                                          --    --
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                       ###-##-####
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY              -----------------------------------------------------
OWNED BY                  8.       SHARED VOTING POWER
EACH                               6,115,522
REPORTING                 -----------------------------------------------------
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   672,000
                          -----------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
                                   1,601,632
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          6,115,522
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.5%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.928559 10 3                  13D                 Page 5  of  18  Pages
         -----------                                          ---     --

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                          ###-##-####
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             2,252
BENEFICIALLY              -----------------------------------------------------
OWNED BY                  8.       SHARED VOTING POWER
EACH                               6,087,090
REPORTING                 -----------------------------------------------------
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                    2,252
                          -----------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          6,089,342
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement on Schedule 13D is filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr. Mott"). This statement relates to shares of Common Stock of Vlasic Foods International Inc.

         Mr. van Beuren, Mrs. Hamilton and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

         The Voting Trust initially covered shares of Capital Stock of Campbell Soup Company ("Campbell"). On March 30, 1998 Campbell effected a "spin-off" to its shareholders of shares of a new corporation,Vlasic Foods International Inc. ("Vlasic" or the "Company"), under which Campbell distributed one share of Vlasic for each ten Campbell shares held. By the terms of the Voting Trust, shares of Vlasic received by the Trustees became subject to the Voting Trust.

         Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons."

                               Page 6 of 18 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is Common Stock (no par value) (the "Shares") of Vlasic Foods International Inc., a New Jersey corporation (the "Company"). The Company has its principal executive offices at Campbell Place, Camden, New Jersey 08103.

Item 2.  Identity and Background

         The present address and occupation of each of the Reporting Persons are listed below:

Name                          Address                            Occupation
Mr. van Beuren                P.O. Box 4098                      Private Investor
                              Middletown, RI 02842

Mrs. van Beuren               P.O. Box 4098                      Private Investor
                              Middletown, RI 02842

Mrs. Hamilton                 218 Enterprises                    Private Investor
                              200 Eagle Road
                              Suite 116
                              Wayne, PA 19087

Mr. Mott                      233 Broadway                       President
                              New York, NY 10279                 John W. Bristol & Co., Inc.
                                                                 Investment advisors

         Each of the Reporting Persons is a United States citizen. During the last five years, none of them have (i) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 7 of 18 Pages

         The Reporting Persons are making this filing only because of the possibility that they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such persons collectively are a "group" for purposes of Section 13(d)(3) of the Act.

         Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

         The Reporting Persons formed the Voting Trust as a vehicle for acting together as to matters which may arise affecting Campbell's business, in order to attain their objective of maximizing the value of their Campbell Shares. It is expected that the Voting Trust will act in the same capacity with respect to the Company. The Trustees will act for the Reporting Persons in communications with the Company's Board of Directors. The Voting Trust may also facilitate communications by the Board with the individual Reporting Persons.

         One or more Reporting Persons may from time to time purchase, sell or otherwise dispose of a portion or all of their Shares in the open market or in private transactions which may include sales for the purpose of diversification of their investment, or family or charitable gifts.


                               Page 8 of 18 Pages

Item 5.  Interest in Securities of the Issuer

         The Trustees of the Voting Trust have shared voting power over a total of 6,087,090 Shares held under the Trust Agreement, which represents 13.4% of the outstanding Shares of the Company's Common Stock. The Reporting Persons and related persons also have an interest in 72,981 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 13.6% of the outstanding Shares. These Shareholdings include (i) 2,955,197 Shares (6.5% of the outstanding shares) with sole dispositive power held by the Dorrance H. Hamilton Trust (Mrs. Hamilton is the sole Trustee of the Dorrance H. Hamilton Trust); and (ii) 675,678 Shares with sole dispositive power held by Mrs. van Beuren and 672,000 Shares with sole dispositive power held by Mr. van Beuren; Mr. and Mrs. van Beuren also hold 1,400,556 Shares with shared dispositive power; in addition Mr. van Beuren holds 201,076 Shares with shared dispositive power. Mr. Mott owns 2,252 Shares with sole voting and dispositive power. Percentages set out above are based on 45,355,128 Shares outstanding on March 9, 1998, based on information received from the Company. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and foundations, except as may arise under the Trust Agreement.

         The decision of the Trustees as to the voting of Shares held in the Voting Trust must be approved by at least two out of the three Trustees. In the event of a disagreement among the Trustees designated by the family groups participating in the Voting Trust, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement who are named therein. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to


                               Page 9 of 18 Pages
dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to this Schedule 13D.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Mrs. Hamilton and Mrs. van Beuren have the right to appoint Trustees of the Voting Trust; they have designated Mrs. Hamilton and Mr. van Beuren as Family Trustees and Mr. Mott as the Non-family Trustee. See Sections 1 and 7 of the Trust Agreement filed as Exhibit A to this Schedule 13D.



                              Page 10 of 18 Pages

Item 7.  Material to be filed as Exhibits

         Exhibit A         Major Stockholders' Voting Trust Agreement dated as
                           of June 2, 1990 (see Exhibit 9.1 to Form 10 of Vlasic
                           Foods International Inc. filed March 5, 1998 (file number 1-13933) which is incorporated herein by reference).

         Exhibit B         Power of attorney granted by Dorrance H. Hamilton
                           to John A. van Beuren, Hope H. van Beuren and Charles
                           H. Mott dated March 30, 1998.

         Exhibit C         Power of attorney granted by Hope H. van Beuren to
                           John A. van Beuren, Dorrance H. Hamilton and Charles
                           H. Mott dated March 30, 1998.

         Exhibit D         Power of attorney granted by John A. van Beuren to
                           Hope H. van Beuren, Dorrance H. Hamilton and Charles
                           H. Mott dated March 30, 1998.

         Exhibit E         Power of attorney granted by Charles H. Mott to John
                           A. van Beuren, Hope H. van Beuren and Dorrance H.
                           Hamilton dated March 30, 1998.

         Exhibit F         Joint Filing Agreement among the Reporting Persons
                           required by Rule l3(d)-l(k)(l).


                             Page 11 of 18 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 1998


                                     DORRANCE H. HAMILTON
                                     HOPE H. VAN BEUREN
                                     JOHN A. VAN BEUREN
                                     CHARLES H. MOTT



                                     By: /s/ John A. van Beuren
                                         ---------------------------------
                                         John A. van Beuren, individually
                                         and as attorney-in-fact for the above
                                         persons.


                               Page 12 of 18 Pages

                                Index to Exhibits

                                                                                       Page
         Exhibit A               Major Stockholders' Voting Trust Agreement
                                 dated as of June 2, 1990 (see Exhibit 9.1
                                 to Form 10 of Vlasic Foods International
                                 Inc. filed March 5, 1998 (file number
                                 1-13933) which is incorporated herein by
                                 reference).

         Exhibit B               Power of attorney granted by Dorrance H.
                                 Hamilton to John A. van Beuren, Hope H. van
                                 Beuren and Charles H. Mott dated March 30,
                                 1998.                                                   14

         Exhibit C               Power of attorney granted by Hope H. van
                                 Beuren to John A. van Beuren, Dorrance H.
                                 Hamilton and Charles H. Mott dated March
                                 30, 1998.                                               15

         Exhibit D               Power of attorney granted by John A. van
                                 Beuren to Hope H. van Beuren, Dorrance H.
                                 Hamilton and Charles H. Mott dated March
                                 30, 1998.                                               16

         Exhibit E               Power of attorney granted by Charles H. Mott
                                 to John A. van Beuren, Hope H. van Beuren
                                 and Dorrance H. Hamilton dated March 30,
                                 1998.                                                   17

         Exhibit F               Joint Filing Agreement among the Reporting
                                 Persons required by Rule l3(d)-l(k)(l).                 18

                               Page 13 of 18 Pages

                                                                       Exhibit B


                                POWER OF ATTORNEY


         The undersigned hereby appoints Hope H. van Beuren, John A. van Beuren and Charles H. Mott and each of them (acting severally and not jointly) as her true and lawful agents and attorneys-in-fact, with full power and authority to prepare, execute and file with the Securities and Exchange Commission (the "SEC"), in the name and on behalf of the undersigned, all such statements and other documents as, in the opinion of the attorneys-in-fact, are required to be filed with the SEC, pursuant to the provisions of Sections 13(d) and 16 of the Securities Exchange Act of 1934, in connection with shares of capital stock of Vlasic Foods International, Inc., including (without limiting the generality of the foregoing) statements on Schedule 13D and amendments thereto, and Forms 3, 4 and 5 and amendments thereto.


                                                       /s/Dorrance H. Hamilton
                                                       -----------------------
                                                          Dorrance H. Hamilton


Dated:   March 30, 1998



                               Page 14 of 18 Pages

                                                                       Exhibit C


                                POWER OF ATTORNEY


         The undersigned hereby appoints John A. van Beuren, Dorrance H. Hamilton and Charles H. Mott and each of them (acting severally and not jointly) as her true and lawful agents and attorneys-in-fact, with full power and authority to prepare, execute and file with the Securities and Exchange Commission (the "SEC"), in the name and on behalf of the undersigned, all such statements and other documents as, in the opinion of the attorneys-in-fact, are required to be filed with the SEC, pursuant to the provisions of Sections 13(d) and 16 of the Securities Exchange Act of 1934, in connection with shares of capital stock of Vlasic Foods International, Inc., including (without limiting the generality of the foregoing) statements on Schedule 13D and amendments thereto, and Forms 3, 4 and 5 and amendments thereto.


                                                         /s/Hope H. van Beuren
                                                         ---------------------
                                                            Hope H. van Beuren


Dated:   March 30, 1998



                               Page 15 of 18 Pages

                                                                       Exhibit D


                                POWER OF ATTORNEY


         The undersigned hereby appoints Hope H. van Beuren, Dorrance H. Hamilton and Charles H. Mott and each of them (acting severally and not jointly) as his true and lawful agents and attorneys-in-fact, with full power and authority to prepare, execute and file with the Securities and Exchange Commission (the "SEC"), in the name and on behalf of the undersigned, all such statements and other documents as, in the opinion of the attorneys-in-fact, are required to be filed with the SEC, pursuant to the provisions of Sections 13(d) and 16 of the Securities Exchange Act of 1934, in connection with shares of capital stock of Vlasic Foods International, Inc., including (without limiting the generality of the foregoing) statements on Schedule 13D and amendments thereto, and Forms 3, 4 and 5 and amendments thereto.


                                                          /s/John A. van Beuren
                                                          ---------------------
                                                            John A. van Beuren


Dated:   March 30, 1998



                               Page 16 of 18 Pages

                                                                       Exhibit E


                                POWER OF ATTORNEY


         The undersigned hereby appoints Hope H. van Beuren, John A. van Beuren and Dorrance H. Hamilton and each of them (acting severally and not jointly) as his true and lawful agents and attorneys-in-fact, with full power and authority to prepare, execute and file with the Securities and Exchange Commission (the "SEC"), in the name and on behalf of the undersigned, all such statements and other documents as, in the opinion of the attorneys-in-fact, are required to be filed with the SEC, pursuant to the provisions of Sections 13(d) and 16 of the Securities Exchange Act of 1934, in connection with shares of capital stock of Vlasic Foods International, Inc., including (without limiting the generality of the foregoing) statements on Schedule 13D and amendments thereto, and Forms 3, 4 and 5 and amendments thereto.


                                                           /s/ Charles H. Mott
                                                              ----------------
                                                               Charles H. Mott


Dated:   March 30, 1998




                               Page 17 of 18 Pages

                                                                       Exhibit F


                             JOINT FILING AGREEMENT


                  Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, we the undersigned agree that Schedule 13D and Amendments thereto with respect to shares of Vlasic Foods International, Inc. may be filed in a joint filing on behalf of each of us.

                  This Agreement may be signed in counterparts and all so signed shall constitute one and the same Agreement.


Dated:   March 30, 1998


                                                  /s/Dorrance H. Hamilton
                                                  -----------------------
                                                     Dorrance H. Hamilton


                                                  /s/Hope H. van Beuren
                                                  ---------------------
                                                     Hope H. van Beuren


                                                  /s/John A. van Beuren
                                                  ---------------------
                                                     John A. van Beuren


                                                  /s/Charles H. Mott
                                                  ------------------
                                                     Charles H. Mott


                               Page 18 of 18 Pages